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04001793

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RECEIVED
FEB 2 6 2004
MAIL PROCESSING SECTION
WASH. D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 65552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AUGUST 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

VELOCITY TRADING (F/K/A INTERNATIONAL MADISON INVESTMENTS, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4190 BEDFORD AVENUE, SUITE 3G
(No. And Street)

BROOKLYN,	NY	11229
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YURI GRABOVSKY	(718) 648-4647
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, YURI GRABOVSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VELOCITY TRADING (F/K/A INTERNATIONAL MADISON INVESTMENTS, LLC), as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC S. PRICE
NOTARY PUBLIC FOR
COMMERCE BANK, N.A.
Notary Public, State of New York
No. 24-8439375
Qualified in Kings County
Commission Expires Oct. 31, 2006

JAN 21 2004

Notary Public

Y. Grabovsky
Signature

EVP, Finon
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

VELOCITY TRADING, LLC
(F/K/A INTERNATIONAL
MADISON INVESTMENTS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Velocity Trading, LLC (F/K/A International Madison Investments, LLC):

We have audited the accompanying statement of financial condition of Velocity Trading, LLC (F/K/A International Madison Investments, LLC) as of December 31, 2003. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Velocity Trading, LLC (F/K/A International Madison Investments, LLC) as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 5, 2004

VELOCITY TRADING, LLC
(F/K/A INTERNATIONAL MADISON INVESTMENTS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 7,024
Contributions receivable	18,000
TOTAL ASSETS	$ 25,024

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable	$ 350
Total Liabilities	350
Member's Equity:	
Member's Equity	24,674
Total Member's Equity	24,674
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 25,024

The accompanying notes are an integral part of these financial statements.

VELOCITY TRADING, LLC
(F/K/A INTERNATIONAL MADISON INVESTMENTS, LLC)
NOTES TO FINANCIAL STATEMENT
FOR THE PERIOD AUGUST 7, 2002 (INCEPTION) THROUGH DECEMBER 31, 2003

NOTE 1. ORGANIZATION AND OPERATIONS

Velocity Trading, LLC (F/K/A International Madison Investments LLC) (the "Company") is a New York Limited Liability Company formed on august 7, 2002. The Company changed its name from International Madison Investment, LLC to Velocity Trading, LLC in December 2003. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD").

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by the managing member.

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss.

NOTE 2. RELATED PARTY TRANSACTION

The Company shares office space with a member that, for 2003, has elected to waive the rent and certain other overhead expenses that would otherwise be charged to the Company for use of office space. The member has adequate resources independent of the Company to pay theses expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

NOTE 3. NET CAPITAL REQUIREMENT

The company is a registered broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain a minimum net capital of $5,000. As of December 31, 2003 the Company had net capital of $6,674, which exceeded the requirements by $1,674.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2003, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.